Filed Pursuant to Rule 433

Registration No. 333-57082

July 27, 2006

Pricing Term Sheet

Issuer:	Corning Incorporated
Security:	7.250% Notes due 2036
Size:	$250,000,000
Maturity Date:	August 15, 2036
Coupon:	7.250%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2007
Price to Public:	99.437%
Spread to Benchmark Treasury:	+ 212.5 bp
Benchmark Treasury:	5.375% due February 15, 2031
Benchmark Treasury Yield:	5.171%
Optional Redemption:

Prior to August 15, 2026, the Notes will be redeemable in whole at any time or in part from time to time, at the option of the Company, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 35 basis points. In addition, beginning on August 15, 2026, the notes will be redeemable in whole or in part on any interest payment date, at the Company’s option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed. In each case, the Company will pay accrued and unpaid interest on the principal amount to be redeemed to the date of redemption.

Call Notification Period	At least 30, but not more than 60 calendar days
Expected Settlement Date:	August 1, 2006
CUSIP:	219350 AR 6
ISIN	US219350AR68
Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB by Fitch Ratings
Underwriter:	Citigroup Global Markets Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407.